# SYT FILM LLC

## SUBSCRIPTION AGREEMENT

This agreement (the "Subscription Agreement") is made as of [EFFECTIVE DATE] (the "Effective Date") by and between SYT Film LLC, with an address of 3191 Casitas Ave., Suite 150, Los Angeles, CA 90039 (the "Company") and [INVESTOR NAME] , ("Funder").

**WHEREAS,** the Managing Members of the Company have formed the Company as a limited liability company pursuant to the California Revised Uniform Limited Liability Company Act, contained in California Corporations Code sections 17701.01-17713.13, as amended from time to time, and the provisions of any succeeding law, by filing Articles of Incorporation of the Company with the office of the Secretary of State of the State of California and entering into a limited liability operating agreement (the "Agreement");

**WHEREAS,** the Company desires to admit additional Members to the Company who will invest funds in the Company in exchange for becoming Non-Managing Members;

**WHEREAS,** Funder wishes to make an investment in the Company in exchange for becoming a Non-Managing Member of the Company;

**NOW THEREFORE,** in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Company (each a "Party," and collectively, the "Parties") agree as follows:

**Section 1.** *Definitions.* *Any defined terms not defined in this Subscription Agreement shall have the meanings as set forth in the Agreement.*

**Section 2.** *Funds.* Subject to the terms and conditions hereof and in the Agreement, the Funder hereby irrevocably subscribes for an investment as set forth adjacent to his name on the signature page hereof and agrees to become a Non-Managing Member of the Company with the Membership Interest to which such an investment entitles the Non-Managing Member as described in the terms and conditions of the Agreement. The Funder tenders herewith a wire transfer, credit card or check in the amount of US $[AMOUNT] for use in the production of the feature length motion picture currently entitled *See You Then* (the "Picture"), to be directed by Mari Walker.

If Funder's investment (the "Funding") is rejected, the amount deposited herewith will be promptly returned in full to the Funder, without interest, and this Subscription Agreement shall be rendered null and void and of no further force or effect.

**Section 3.** *Acceptance of Funding.* The Funder understands and agrees that this Subscription Agreement is made subject to the following terms and conditions:

(a) The Company shall have the right to reject the Funding in whole or in part if it fails to receive the Funding within five (5) business days from the execution of this Subscription Agreement;

(b) This Funding must be accepted by the Managers, as evidenced by a duly executed counterpart of this Subscription Agreement being returned to the Funder, it being understood that the Managers reserve the unconditional, arbitrary and exclusive right (i) to accept or reject any investment, (ii) to terminate this offering of Membership Interests to Non-Managing Members at any time, and (iii) to revoke acceptances of investments by the Managers; provided, however, in the latter event, the amount deposited pursuant to this Subscription Agreement will be returned in full, but without interest;

(c) This investment is irrevocable; and

(d) The Funder agrees to comply with the terms of the Agreement and to execute any and all further documents requested by the Managers as necessary or convenient in connection with Funder becoming a Member in the Company.

**Section 4.** *Exclusive Use.* Company shall use the Funding for production of the Picture only and not for any other projects.

**Section 5.** *Distributions.* As a result of investing the Funding, the Funder shall receive Distributions from the Company, if any, according to the terms and conditions of the Agreement.

**Section 6.** *Auditing.* At any point following the execution of this Subscription Agreement, Funder may request an audit of Company's accounts for the Picture, but not more often than once every six (6) months unless approved by the Managers. Any audit shall be at the Funder's expense, and shall be scheduled at a time so as to not unreasonably disrupt the production of the Picture. The Company shall fully cooperate with any reasonable requests of Funder's auditor.

**Section 7.** *Credit.* Funder shall receive a special thanks credit in the end titles of the Picture on screen, in a size of type, placement and font to be determined by Company and comparable to other similar credits.

**Section 8.** *Premiere.* Company shall use reasonable good faith efforts to provide Funder with two (2) invitations to the initial U.S. premiere of the Picture, if any, and with two (2) invitations to the initial film festival screening of the Picture where the Picture is in competition, if any. Funder shall be solely responsible for any expenses related to such attendance.

**Section 9.** *Warranties and Representations.* Funder hereby warrants and represents to the Company that Funder has the complete authority and power to enter into this Subscription Agreement.

**Section 10.** *No Equitable Relief.* In the event of a breach of this Subscription Agreement by Company, the rights and remedies of the Funder shall be limited to the right to recover monetary damages, if any, in an arbitration as described in Section 12.8 of the Agreement or in Section 15(e) of this Subscription Agreement, and in no event shall Funder be entitled to enjoin or restrain the distribution or exhibition of the Picture, or the use, publication, or dissemination of any advertising issued in connection therewith, and Funder irrevocably waives any right to equitable or injunctive relief.

**Section 11.** *Representations and Warranties of the Funder.* The Funder hereby represents and warrants to, and agrees with, the Company as follows:

    **(a)** The Funder has reviewed the Agreement of the Company in its entirety and fully understands all provisions of the Agreement. Funder further understands that in the event of conflict between this Subscription Agreement and the Agreement, the Agreement shall control;

    **(b)** The Funder has reviewed the risk factors and tax considerations as set forth in the Agreement, understands such risk factors and tax considerations and has had an opportunity to ask the Managers questions regarding such risk factors and tax considerations and to have such questions answered to the Funder's satisfaction; the Funder acknowledges that the Company has advised the Funder to seek the advice of experts in such areas prior to making this investment;

    **(c)** Funder has received any and all necessary disclosures required to evaluate the merits and risks of the prospective investment;

    **(d)** The Funder is acquiring the Membership Interest for investment solely for the Funder's own account and not with a view to resale of the Membership Interest, nor with any present intention of selling or otherwise disposing of all or any part of the Membership Interest. The Funder will not resell, transfer, assign or distribute the Membership Interest except in compliance with the Agreement and the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws or pursuant to an available exemption therefrom;

    **(e)** The Funder agrees that Funder must bear the entire economic risk of the investment for an indefinite period of time because, among other reasons, the Funder has been advised by the Managers and the Company that (i) the offer and sale of the Membership Interest has not been registered, reviewed or passed upon under the Securities Act or under the securities laws of any state or with any securities administrator and therefore, the Membership Interest cannot be resold, pledged, assigned or otherwise disposed of unless the Membership Interest is subsequently registered under the Securities Act and under applicable securities laws of certain states or an exemption from such registration is available; (ii) the offering and sale of the Membership Interest is intended to be exempt from registration under the

Securities Act pursuant to Regulation D of the Securities Act; and (iii) there is no established market for the Membership Interest nor is it anticipated that there will be any market for the Membership Interest in the foreseeable future.

**Section 12.** *Indemnification.*  The Funder hereby agrees to indemnify and hold harmless the Company and its respective managers, members, employees, agents, representatives and attorneys against any and all losses, claims, demands, liabilities, and expenses (including reasonable legal or other expenses, including reasonable attorneys' fees) incurred by the Company or each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to the Company or such person, to which any such indemnified party may become subject under the Securities Act, or under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses (a) arise out of or are based upon any untrue statement or alleged untrue statement of a fact made by the Funder and contained in this Subscription Agreement, or (b) arise out of or are based upon any breach by the Funder of any representation, warranty, or agreement made by the Funder herein.

**Section 13.** *Severability.*  In the event any provision of this Subscription Agreement is found to be void, the remaining provisions of this Subscription Agreement shall nevertheless be binding with the same effect as though the voided parts have been deleted.

**Section 14.** *Completion of Internal Revenue Service Form W-9.*  The Funder understands and agrees that:

**(a)** The Funder shall submit a properly completed and executed Internal Revenue Service Form W-9 ("Form W-9"), incorporated by reference herein; and

**(b)** If the Company is not in receipt of the Funder's Form W-9, the Company shall reserve the right to withhold twenty percent (20%) of any Distribution, if any, and will pay said withheld sum to the Internal Revenue Service in compliance with the Membership Interest and the Dividend Tax Compliance Act of 1983.

**Section 15.** *General Provisions.*

**(a)** The Funder hereby acknowledges and agrees that upon delivery to the Company by the Funder of (i) an executed copy of this Subscription Agreement, (ii) payment by the Funder to the Company of the Funding, and (iii) the Managers' acceptance thereof as evidenced by a duly executed counterpart of this Subscription Agreement being returned to the Funder, the Funder shall be automatically made a party to the Agreement as a Non-Managing Member thereunder.

**(b)** *Counterparts.*  This Subscription Agreement may be executed in counterparts, and sent via U.S. Mail postage prepaid, facsimile, electronic transmission or by PDF signature, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

**(c)** *Oral Evidence.* This Subscription Agreement and the Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written and oral, with respect to the subject matter hereof. This Agreement may not be changed, waived, discharged, or terminated orally but, rather, only by a statement in writing signed by the Parties.

**(d)** *Applicable Law.* The Parties agree that all disputes arising under or in connection with this Subscription Agreement and any transactions contemplated by this Subscription Agreement shall be governed by the internal law, and not the law of conflicts, of the State of California. The Subscription Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any conflicts of laws principles of the State of California or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of California.

**(e)** *Arbitration.* Any dispute arising hereunder shall be resolved solely through binding arbitration conducted in Los Angeles, California under and pursuant to the commercial arbitration rules of the American Arbitration Association ("AAA Rules"), as said rules may be amended from time to time, with rights of discovery if requested by the arbitrator. Such rules and procedures are incorporated and made part of this Subscription Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator familiar with entertainment law. The prevailing Party in such arbitration shall be entitled to recover such Party's attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The Parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in the dispute arising out of this Subscription Agreement. Each Party hereby irrevocably submits to the jurisdiction of the state and federal courts for the County of Los Angeles in connection with any petition to confirm an arbitration award obtained pursuant to this Section 15(e). The Parties agree to accept service of process in accordance with AAA Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form, (ii) reported to any news agency or publisher, or (iii) disclosed to any third party not involved in the arbitration.

**(f)** *Section Headings.* Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any matter, or be deemed to interpret in whole or in part, any of the terms or provisions of this Subscription Agreement.

**(f)** *Survival of Representations, Warranties and Agreements.* The representations, warranties and agreements contained herein shall survive the delivery of, and the payment for, the Membership Interest.

**(g)** *Acceptance of Agreement.* The Company may accept this Subscription Agreement at any time for all or any portion of the Membership Interest subscribed for by executing a copy hereof as provided and notifying Funder within a reasonable time thereafter.

**IN WITNESS WHEREOF,** the Parties hereto have executed this Agreement with the full power and authority to enter into and perform the rights and obligations contained herein as of the day and year first above written.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]                .

**COMPANY:**

**SYT Film LLC**

*Founder Signature*

Name:     [FOUNDER_NAME]

Title:     [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

**FUNDER:**

*Investor Signature*

By: _____          By:_____

Name:     [INVESTOR NAME]

Title:     [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

**OPERATING AGREEMENT OF**
**SYT FILM LLC**
**A CALIFORNIA LIMITED LIABILITY COMPANY**

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**THE MEMBERSHIP INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. NO MEMBERSHIP INTEREST MAY BE SOLD OR OFFERED FOR SALE (WITHIN THE MEANING OF ANY SECURITIES LAW) UNLESS A REGISTRATION STATEMENT UNDER ALL APPLICABLE SECURITIES LAWS WITH RESPECT TO THE MEMBERSHIP INTEREST IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THE MEMBERSHIP INTEREST. A MEMBERSHIP INTEREST ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE APPLICABLE PROVISIONS OF THIS AGREEMENT ARE SATISFIED.**

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This Operating Agreement (the "Agreement") is made as of June 25, 2019 ("Effective Date") by the Managers (as defined below) of the Company (as defined below), a manager-managed California Limited Liability Company, and such parties who from time to time execute this Agreement as Members (as defined and specified in Exhibit A).

WHEREAS, the Managers hereby represent and agree that they filed, on behalf of the Company, Articles of Organization with the Secretary of State for the State of California, and that they desire to enter into an operating agreement in accordance with the California Revised Uniform Limited Liability Company Act.

WHEREAS, the parties to this Agreement (individually referred to as a "Member" and collectively as the "Members") desire to form a limited liability company for the purposes and on the terms and conditions set forth in this Agreement;

WHEREAS, the Managers desire to provide for the governance of the Company and the conduct of its business, and to specify the relative rights and obligations of the Managers and Members;

WHEREAS, the parties hereunder desire to enter into this Agreement to express the terms and conditions of their membership in the Company and their respective rights and obligations with respect thereto; and

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged by each party to the others, the parties hereto, for themselves, their respective heirs, executors, administrators, successors and assigns, hereby agree as follows:

## ARTICLE I: DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

**Section 1.1.** *"Affiliate."* "Affiliate" means any Person under the control of, in common control with, or in control of a Member or a Manager, whether that control is direct or indirect. The term "control," as used herein, means, with respect to a corporation or limited liability company, the ability to exercise more than fifty-one percent (51%) of the voting rights of the controlled entity, and with respect to an individual, partnership, trust, or other entity or association, the ability, directly or indirectly, to direct the management or policies of the controlled entity or individual.

**Section 1.2.** *"Agreement."* "Agreement" means this Agreement, in its original form and as amended from time to time.

**Section 1.3.** *"Articles."* "Articles" means the Articles of Organization filed with the California Secretary of State forming this limited liability company, as initially filed on June 25, 2019 and as they may be amended from time to time.

**Section 1.4.** *"Available Cash Flow."* "Available Cash Flow" means, with respect to any Fiscal Year or other period, the sum of all cash receipts of the Company from any and all sources, less all cash disbursements (including, without limitation, loan repayments) and a reasonable allowance for reserves, contingencies and anticipated obligations as determined by the Managers.

**Section 1.5.** *"Bankruptcy."* "Bankruptcy" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

**Section 1.6.** *"CAMA."* "CAMA" means a "Collective Account Management Agreement" under which a third party would administer, allocate and distribute profits to all parties with a financial interest in the Company.

**Section 1.7.** *"Capital Account."* "Capital Account" means the amount of the capital interest of a Member in the Company calculated pursuant to Section 3.5.

**Section 1.8.** *"Capital Contribution."* "Capital Contribution" means, with respect to any Member, Cash Capital Contribution and Other Capital Contribution, collectively. "Cash Capital Contribution" shall mean the amount of money contributed to the Company, in consideration of a Percentage Interest held by such Member; and "Other Capital Contribution" shall mean the agreed fair market value of any property (other than money) contributed to the Company [net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under the Code (as hereinafter defined) section 752], and the agreed fair market value of any services rendered or any obligation to render services to the Company, in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

**Section 1.9.** *"Code."* "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

**Section 1.10.** *"Company."* "Company" means SYT Film LLC, the entity formed in accordance with this Agreement and the Articles.

**Section 1.11.** *"Company Gross Revenue."* "Company Gross Revenue" has the meaning set forth in Exhibit C.

**Section 1.12.** *"Deferments."* "Deferments" means arrangements for the deferral of some or all of the costs of goods and/or services (e.g. acting, writing, directing, and producing) provided by the suppliers of such goods and/or services, which Deferments shall be approved by the Managers.

**Section 1.13.** *"Departing Member."* "Departing Member" means any Member whose conduct results in a Dissolution Event (defined below) or who withdraws from the Company in accordance with Section 4.7, where such withdrawal does not result in Dissolution (defined below) of the Company.

**Section 1.14.** *"Dissolution."* "Dissolution" means (i) when used with reference to the Company, the earlier of (a) the date upon which the Company is terminated under the LLC Act, or any similar provision enacted in lieu thereof, or (b) the date upon which the Company ceases to be a going concern, in accordance with Article IX herein, and (ii) when used with reference to any Member, the earlier of (a) the date upon which there is a Dissolution of the Company or (b) the date upon which such Member's entire interest in the Company is terminated by means of a Distribution or series of Distributions by the Company to such Member.

**Section 1.15.** *"Dissolution Event."* "Dissolution Event" means (i) when used with reference to the Company, some combination of the death, resignation, retirement, expulsion, or bankruptcy of all Members, and (ii) when used with reference to any Member, the death, resignation, retirement, expulsion or bankruptcy of such Member.

**Section 1.16.** *"Distribution."* "Distribution" means the transfer of money or property by the Company to the Members without consideration in accordance with this Agreement.

**Section 1.17.** *"Economic Interest"* "Economic Interest" means a Person's (defined below) right to share in the Profits, Losses or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as provided otherwise herein, any right to information concerning the business and affairs of the Company.

**Section 1.18.** *"Fiscal Year."* "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

**Section 1.19.** *"LLC Act."* "LLC Act" means the California Revised Uniform Limited Liability Company Act, contained in California Corporations Code sections 17701.01-17713.13, as amended from time to time, and the provisions of any succeeding law.

**Section 1.20.** *"Losses."* "Losses" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable loss for such year or period, determined in accordance with Code section 703(a).

**Section 1.21.** *"Majority Interest."* "Majority Interest" means the interest of the managing Members holding greater than fifty percent (50%) of the total interests held by the managing Members.

**Section 1.22.** *"Manager."* "Manager" means the Person who (1) has been admitted as a managing Member in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or terminated membership as a managing Member for any other reason. A managing Member, as expressly set forth in Exhibit B, shall be referred to herein as a "Manager".

**Section 1.23.** *"Maximum Capitalization."* "Maximum Capitalization" means an amount equal to Four Hundred Thousand United States Dollars (US$400,000.00) in Capital Contributions made by the Members or in loans subject to the terms and conditions of this Agreement.

**Section 1.24.** *"Member."* "Member" means each Person who (1) has been admitted into membership in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or terminated membership for any other reason.

**Section 1.25.** *"Member Non-Recourse Debt."* "Member Non-Recourse Debt" shall have the same meaning as set forth for the term "Partnership Non-Recourse Debt" in Regulations section 1.704-2(b) (4) [26 CFR § 1.704-2(b) (4)].

**Section 1.26.** *"Member Non-Recourse Deductions."* "Member Non-Recourse Deductions" means items of Company loss, deduction, or Code section 705(a)(2)(B) [26 USCS § 705(a)(2)(B)] expenditures which are attributable to Member Non-Recourse Debt.

**Section 1.27.** *"Membership Interest."* "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest, right to vote and participate in management, and right to information concerning the business and affairs of the Company provided in this Agreement or under the LLC Act.

**Section 1.28.** *"Minimum Capitalization."* "Minimum Capitalization" means an amount equal to Fifty Thousand United States Dollars (US$50,000.00) in Capital Contributions made by the Members or in loans subject to the terms and conditions of this Agreement.

**Section 1.29.** *"Minimum Gain."* "Minimum Gain" or "Company Minimum Gain" shall have the same meaning as set forth for the term "Partnership Minimum Gain" in the Regulations section 1.704-2(d) [26CFR § 1.704-2(d)].

**Section 1.30.** *"Negative Capital Account."* "Negative Capital Account" means a Capital Account with a balance of less than zero.

**Section 1.31.** *"Non-Managing Members."* "Non-Managing Members" means those Members listed as such in Exhibit A. Except as set forth in this Agreement, Non-Managing Members have only an Economic Interest in the Company.

**Section 1.32.** *"Non-Recourse Liability."* "Non-Recourse Liability" has the meaning provided in the Regulations section 1.752-1(a)(2). [26 CFR § 1.752-1(a)(2)].

**Section 1.33.** *"Officer."* "Officer" means any Person appointed by the Managers, in accordance with Section 5.1 of this Agreement, to conduct, or to assist the Managers in the conduct of the day-to-day business and affairs of the Company. Such Officers may include a Chairperson, one or more Senior Vice

Presidents, one or more Vice Presidents, a Secretary, a Chief Financial Officer, a Treasurer, and a Comptroller.

**Section 1.34.** *"Percentage Interest."* "Percentage Interest" means the percentage ownership of the Company of each Member, including the Managers, as set forth in the column entitled "Percentage Interest" contained in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement. The "Percentage Interest" for Members providing a Capital Contribution (excluding the Managers unless any such Manager provides a Capital Contribution other than management services) shall be calculated based on each such respective Member's Capital Contributions divided by the total Capital Contributions received by the Company and then multiplied by 50%.

**Section 1.35.** *"Person."* "Person" means an individual, partnership, limited partnership, corporation, limited liability company, registered limited liability partnership, trust, estate, association, or any other entity.

**Section 1.36.** *"Picture."* "Picture" means the motion picture project currently entitled "See You Then" to be directed by Mari Walker ("Walker").

**Section 1.37.** *"Positive Capital Account."* "Positive Capital Account" means a Capital Account with a balance greater than zero.

**Section 1.38.** *"Principal."* "Principal" means the natural Person who is in ultimate control of a Member and/or a Manager.

**Section 1.39.** *"Profits."* "Profits" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income for such year or period, determined in accordance with Code section 703(a).

**Section 1.40.** *"Regulations."* "Regulations," as used in this Agreement, refers to the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations, which may be promulgated.

**Section 1.41.** *"Secretary of State."* "Secretary of State" means the Secretary of State for the State of California.

**Section 1.42.** *"Tax Matters Partner."* "Tax Matters Partner" as defined in Code section 6231 [26 USCS § 6231] is that Member designated by the Company in Section 8.7 to serve as the Company's representative in all examinations of the Company's affairs by taxing authorities.

## ARTICLE II:  FORMATION AND ORGANIZATION

**Section 2.1.** *Initial Date and Initial Parties.* This Agreement is first entered into as of the Effective Date by and among the Company and the Persons who are Members of the Company on that Effective Date.

**Section 2.2.** *Period of Duration.* The period of duration of the Company ("Period of Duration") shall commence on the date of the filing of the Articles with the California Secretary of State, and shall continue in perpetuity unless the Company is terminated or dissolved sooner in accordance with the provisions of this Agreement.

**Section 2.3.** *Subsequent Parties.* No Person may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership Interest is contingent upon the fulfillment of this condition.

**Section 2.4.** *Name.* The name of this Company is SYT Film LLC.

**Section 2.5.** *Business and Purpose of the Company.* The business of the Company shall be (i) to develop, produce and exploit the Picture; (ii) to perform and conduct any other activity necessary or incidental to the foregoing in furtherance of the objectives of the business of the Company; and (iii) to engage in any lawful act or activity for which a limited liability company may be organized under the LLC Act.

**Section 2.6.** *Principal Place of Business.* The Company will have its principal place of business at 3191 Casitas Ave., Suite 150, Los Angeles, CA 90039, or at any other address within the State of California designated by the Managers. The Company shall maintain its principal executive offices at its principal place of business, as well as maintaining at that location all records and documents which it is required to keep by the LLC Act.

**Section 2.7.** *Resident Agent.* The name and address of the Company's agent for service of process in the State of California is Elsa Ramo, Esq., 315 South Beverly Drive, Suite 412, Beverly Hills, CA 90212.

**Section 2.8.** *Names and Addresses of Members.* The name, present mailing address, and Percentage Interest of each Member are defined in Exhibit A.

**Section 2.9.** *Names and Addresses of Managers.* The name and present mailing address of the Managers are defined in Exhibit B.

## ARTICLE III: CAPITAL CONTRIBUTIONS AND ACCOUNTS

**Section 3.1.** *Initial Capital Contributions.* Each Member shall contribute to the Company the monies and/or properties or services as set forth in Exhibit A as that Member's initial Capital Contribution in accordance with each Member's subscription agreement or term sheet (collectively, "Subscription Agreement"). Notwithstanding the foregoing, the Managers shall have the unfettered right to accept or reject, in their discretion, any proposed Capital Contribution, subject to the terms of this Agreement. All Persons whose Capital Contributions are accepted by the approval of the Managers shall be deemed Members. For purposes of clarification, a Manager's respective Capital Contributions in the form of management services to the Company, as set forth in Exhibit A, shall not be deemed a Cash Capital Contribution, and no Capital Account amount shall be allocated to such services, provided, however, a

Manager may, at the Manager's election, deem his compensation in connection with his respective services on the Picture (e.g. acting, writing, directing, and producing) as Other Capital Contributions.

Section 3.2. *Additional Contributions.* No Member shall be required to make any additional Capital Contributions to the Company. However, upon the determination by the Managers that additional capital is desirable or necessary, subject to the Maximum Capitalization, any Member may, but shall not be required to, make an additional Capital Contribution to the Company on terms and conditions as determined by the Managers, subject to Section 3.1. The Managers shall not have the right to seek additional Cash Capital Contributions that exceed the Maximum Capitalization without the affirmative vote of the Majority Interest.

Section 3.3. *Company Capital; Right to Return of Capital Contributions.* No Member shall have the right to withdraw, or receive any return of, such Member's Capital Contribution(s) except as expressly provided in this Agreement, such Member's Subscription Agreement or the LLC Act. Should any of the foregoing exceptions occur, no Capital Contribution may be returned in the form of property other than cash, except as specifically provided herein or in such Member's Subscription Agreement.

Section 3.4. *No Interest on Capital Contributions.* Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear any interest or otherwise entitle the contributing Member to any compensation for use of the Capital Contributions.

Section 3.5. *General Rules for Adjustment of Capital Accounts.* The Capital Account of each Member shall be:

**(a)** Increased by:

    **(i)** Such Member's Cash Capital Contributions;

    **(ii)** Such Member's Other Capital Contributions; and

    **(iii)** All items of Company income and gain (including income and gain exempt from tax) allocated to such Member pursuant to Article VI or other provisions of this Agreement;

and,

**(b)** Decreased by:

    **(i)** The amount of cash Distributions to such Member;

    **(ii)** The agreed fair market value of all actual and deemed Distributions of property made to such Member pursuant to this Agreement (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code Section 752);

(iii)   All items of Company deduction and loss allocated to such Member pursuant to Article IV or other provisions of this Agreement.

**Section 3.6.** *Special Rules with Respect to Capital Accounts.* For purposes of computing the balance in a Member's Capital Account and Percentage Interest, no credit shall be given for any Capital Contribution that such Member is to make until such contribution is actually made.

**Section 3.7.** *Capital Accounts.* A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations section 1.704-1(b)(2)(iv) [26 CFR § 1.704-1(b)(2)(iv)], which Capital Account will be created and adjusted pursuant to Section 3.5. Should any Member transfer or assign all or any part of such Member's Membership Interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred.

**Section 3.8.** *Failure of Members to Make Capital Contributions.* Members shall make timely payment to the Company of required Capital Contributions in accordance with such Members' Subscription Agreements. Any default of a Subscription Agreement may result in the loss of the Member's ability to participate in the Company. Further, pursuant to Section 3.6, a Member who is in default of a Subscription Agreement will not have the benefit of an increased Capital Account or Percentage Interest.

**Section 3.9.** *No Priorities of Members.* Except as otherwise specified in Article IV and/or in the LLC Act and/or Exhibit C of this Agreement, no Member shall have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of Profits, or as to any allocation of Profits.

**Section 3.10.** *Purpose of Capital Contributions; Transfer of Interests.* Each Member (including any Person who becomes a Member after formation pursuant to Article IV or by operation of the LLC Act) hereby represents that such Member is acquiring such Membership or Economic Interest for investment purposes only and not with a view to the sale, transfer or other disposal thereof. Any transfer of a Membership or Economic Interest shall be made by a Member only in accordance with this Agreement, the LLC Act and applicable federal and state securities laws.

**Section 3.11.** *Loans/Debt Financing.* The Company may borrow funds or otherwise take on debt to conduct its business and (i) the Company may secure these loans or debt financing (which may include, without limitation, premium return and default penalty) with the assets and income of the Company or (ii) such loans or debt financing may be without recourse. For purposes of clarification, any lenders providing such loans or debt financing may have a security interest in the assets and income of the Company. For purposes of clarity, if the Company does not raise the Maximum Capitalization, the Company shall have the ability to borrow funds and/or take on debt up to the Maximum Capitalization.

**Section 3.12.** *Tax Credit.* The Company (or an entity wholly-owned by Company) may apply for a state tax credit or incentive in connection with the Picture.

**Section 3.13.** *Grants/Donations/Crowd Funding.* The Company shall have the right, upon the consent of the Managers, to apply for, and accept, grants or donations through fiscal sponsors or other third-party sources (e.g., third party individuals, internet fundraising websites, and/or third party foundations etc.), for purposes of offsetting the budget for the Picture (including, but not limited to, in connection with the development, pre-production, production, post-production, distribution, exploitation, marketing, promotion and/or delivery of the Picture) and conducting the Company's business (collectively, "Grants"), provided that any such Grants shall not (a) dilute any Member's Percentage Interest; (b) be deemed included in the Minimum Capitalization; (c) be deemed Company Gross Revenue (and there shall be no double deductions from Company Gross Revenue respecting any such Grants); or (d) otherwise affect the distribution of revenues set forth in Exhibit C.

## ARTICLE IV: MEMBERS

**Section 4.1.** *Limitation of Liability.* No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of such Member's membership in the Company, except as expressly set forth in this Agreement or as required by law.

**Section 4.2.** *Additional Members.* Subject to the Maximum Capitalization, additional Members may be admitted to the Company only if approved by the Managers, subject to this Agreement, and in such case the Percentage Interests of the Members with Economic Interests shall be recalculated in accordance with Section 1.34. Pursuant to the terms of the Subscription Agreements, unless named in this Agreement, or unless provided herein, no Person shall be considered a Member, and the Company need deal only with the Members so named and so admitted. Exhibit A shall be amended to include the name, present mailing address, taxpayer identification number, and Percentage Interest of any additional Members.

**Section 4.3.** *Transactions with Company.* A Member may lend money to and transact business with the Company, subject to any limitations contained in this Agreement or in the LLC Act. To the extent permitted by applicable laws, such Member shall be treated like any other Person with respect to transactions with the Company, and such loan shall be separate and distinct from Capital Contributions.

**Section 4.4.** *Company Is Manager-Managed.* It is the intent of the Members of this Company that this Company is manager-managed and the Managers shall participate actively in the management of the Company and act as the agent of the Company, except as limited by the provisions contained in Section 2.7 and Article V.

**Section 4.5.**

(a)   *Meetings.* There will be no required regular or annual meetings of the Members. However, subject to the LLC Act, any Member may call a meeting at any time, provided such is approved by the Managers. Meetings of the Members shall be held at the Company's principal executive office or at any other place within the State of California, Los Angeles County, selected by the Member calling the meeting, except as set forth in Section 4.5(b). Written notice of the meeting shall be provided to all Members entitled to vote at the meeting and shall be given in accordance with the requirements of the LLC Act section 17704.07. Any meetings of the Members shall be conducted in accordance with all of the requirements under the LLC

Act. Unless otherwise provided in this Agreement and the LLC Act, approval of any matters coming before the Members may be obtained by a vote of the Majority Interest.

**(b)** *Actions without Meetings.* Unless otherwise provided in this Agreement, any action, that may be taken at any meeting of the Members, may be taken without a meeting and without prior notice if consent is given in writing, provided that the action so taken is signed by the Majority Interest. All such consents shall be filed and maintained in the Company's records.

**Section 4.6.** *Other Business.* The Members, the Managers, and any Affiliate of the Members or Managers, may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits by virtue of this Agreement.

**Section 4.7.** *Withdrawal.* Consistent with the LLC Act and notwithstanding anything to the contrary, no Member may withdraw as a Member, by notice or otherwise, without the affirmative vote of the Majority Interest. For purposes of clarification, such vote may include the vote of the withdrawing Member.

**Section 4.8.** *Rights of Members and Non-Members.* Upon the request of a Member or a holder of an Economic Interest who is not a Member, for purposes reasonably related to the interest of that Person, the Company shall promptly deliver to the Member or holder of an Economic Interest, at the expense of the Company, a copy of this Agreement and a copy of the information listed in this Agreement.

**Section 4.9.** *Limitation on Exposing Member to Personal Liability.* Neither the Company nor the Managers, nor any Members may take any action that will have the effect of exposing any Member to personal liability for the obligations of the Company, without first obtaining the prior written consent of such Member.

## ARTICLE V: MANAGEMENT BY THE MANAGERS

**Section 5.1.** *Company is Manager-Managed.* The Company shall be managed by Mia Schulman ("Schulman"), Kristen Uno ("Uno"), Mari Walker ("Walker"), and Vanishing Angle, LLC, through its Principal, Matt Miller ("VA", and collectively with Schulman, Uno and Walker, "Managers"), as set forth in Exhibit B, who intend to each be a Member for the Period of Duration of the Company. The Managers shall have exclusive control and decision-making authority over all aspects of the Picture, including development, pre-production, production, post-production, business management, including signing authority on all bank accounts, and approval rights over the final cut of the Picture; provided that in the event of a deadlock, the final decision shall be as determined by David Watson Walker, subject to any third party rights and/or approvals.

**Section 5.2.** *Duties of the Managers.* The Managers are the general manager and have general supervision, direction, and control of the business of the Company. The Managers shall preside at all meetings of the Members. The Managers shall have the general powers and duties of management typically vested in the office of president of a corporation. Without in any way limiting the generality of the foregoing and except as set forth in this Agreement, including without limitation Section 5.4, the Managers, as between Managers and the Members, shall have full and exclusive authority with respect to all decisions required or permitted to be made affecting the Company. It is also agreed and understood that the Managers, subject to the terms and conditions of this Agreement, shall have the authority to execute any document or instrument or act on behalf of the Company, and, subject to Section 5.1, the signature(s) of only the Managers of the Company shall be required to bind the Company.

**Section 5.3.** *Officers of the Company.* The Managers may, at the Managers' discretion and in accordance with Section 5.1 of this Agreement, appoint Officers of the Company at any time to conduct, or to assist the Managers in the conduct of, the day-to-day business and affairs of the Company. The Officers shall serve at the pleasure of the Managers, subject to all rights, if any, of an Officer under any contract of employment between the Company and Officer, if any, separate from this Agreement. An individual may hold a number of offices. The Officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Managers in accordance with Section 5.1 of this Agreement, and subject in all instances to the supervision and control of the Managers in accordance with the terms of this Agreement, including without limitation, Section 5.1 of this Agreement.

(a) *Signing Authority of Officers.* Subject to the terms of this Agreement, the appointed Officers shall have such authority to sign documents on behalf of the Company as may be delegated to them by the Managers, if any.

(b) *Acts of Officers as Conclusive Evidence of Authority.* Any note, mortgage, deed of trust, evidence of indebtedness, contract, certificate, statement, conveyance or other instrument or obligation in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the appropriate Officer is not invalidated as to the Company by any lack of authority of the signing Officers in the absence of actual knowledge on the part of the other Person that the signing Officers had no authority to execute the same.

**Section 5.4.** *Limitations on Power of the Managers.* The Managers may not undertake the following acts on behalf of the Company without first obtaining the consent of the Majority Interest:

(a) The approval of a sale, transfer, exchange, assignment, or other disposition of all or any part of a Member's Percentage Interest (excluding the right to assign the "Net Proceeds" (as defined in Exhibit C) based on such Percentage Interest) in the Company and admission of the assignee as a Member of the Company, subject to Article 7;

(b) The decision to continue to operate the business of the Company after the occurrence of a Company Dissolution Event;

(c) The sale or other disposition of all or a substantial part of the Company's assets, whether occurring as a single transaction or as a series of transactions over a three-month period, except (i) if it is in a distribution or license agreement that is customary in the entertainment industry in connection with the Picture, including, but not limited to, producer representation agreements and/or agency representation agreements, or (ii) if the same is part of the orderly liquidation and winding up of the Company's affairs upon the Dissolution of the Company;

**(d)** The merger of the Company with any other business entity;

**(e)** The confession of a judgment against the Company;

**(f)** Any act which would prevent the Company from conducting its duly authorized business;

**(g)** The conversion of the Company into another business entity;

**(h)** Any amendment to this Agreement, except as set forth in Section 12.11; or

**(i)** Any act outside the scope of the purpose of the Company as set forth in Section 2.5.

**Section 5.5.** *Limitation on Exposing the Managers to Personal Liability.* Neither the Company nor any Member shall take any action that will have the effect of exposing any of the Managers of the Company to personal liability for the obligations of the Company, without first obtaining the written consent of such Manager.

**Section 5.6.** *Compensation of the Managers.* The Managers may receive compensation for services rendered in connection with the Picture (e.g., producer, director, writer fees and/or "Profit Participation," as defined below, in connection therewith) and not in the capacity of a Manager of the Company, which shall be set forth in separate service agreements for the Manager. The Manager shall also be entitled to reimbursement for the actual cost of goods and services provided to the Company.

**Section 5.7.** *Fiduciary Duties.* The fiduciary duties the Managers owe to the Company in connection with the Managers' management duties hereunder, and to the Members of the Company, are those of a partner to a partnership and to the partners of the partnership.

**Section 5.8.** *Liability for Acts and Omissions.* As long as the Managers act in accordance with Section 5.7, the Managers shall not incur liability to any other Member or to the Company for any act or omission which occurs while in the performance of services for the Company.

**Section 5.9.** *Removal of a Manager.* A Manager may be removed, but only for criminal activity (i.e. a criminal act, fraud or embezzlement, whether or not such act results in a criminal charge or conviction), and only by vote of the Majority Interest at a meeting called expressly for that purpose in accordance with Section 4.5(a) and the LLC Act. For purposes of clarification, such vote shall not include the vote of the Manager to be removed. Any removal shall be without prejudice to the rights, if any, of such Manager under such Manager's respective services agreement (including, without limitation, in connection with any credit and/or compensation provisions set forth therein, in accordance with the terms thereof) and such Manager shall retain any Percentage Interest as a Member of the Company, if any, as set forth in

Exhibit A unless otherwise agreed to by the Majority Interest. Upon the effectiveness of such removal, the Members may, by the consent of the Majority Interest, elect a successor Manager to continue the business of the Company.

**Section 5.10.** *Withdrawal of a Manager*. A Manager may withdraw as a Manager only by vote of the Majority Interest. For purposes of clarification, such vote may include the vote of the withdrawing Manager. Any withdrawal shall be without prejudice to the rights, if any, of such Manager under such Manager's respective services agreement (including, without limitation, in connection with any credit and/ or compensation provisions set forth therein, in accordance with the terms thereof). For purposes of clarity, the withdrawing Manager shall not retain any Percentage Interest as set forth in Exhibit A, except any Percentage Interest associated with a Capital Contribution. Upon the effectiveness of such withdrawal, the Members may, by the consent of the Majority Interest, elect a successor Manager to continue the business of the Company.

**Section 5.11.** *Incapacity or Death of a Manager*. In the event of the withdrawal, incapacity/ permanent disability, or death of a Manager (or principal of the Manager, as applicable), a new Manager may be named by the Majority Interest; however, the withdrawing/incapacitated/deceased Manager (or such Manager's heirs or successor) shall retain such Manager's Economic Interest, if any.

## ARTICLE VI: DISTRIBUTION OF REVENUES

**Section 6.1.** *Distributions*. Distributions of Company Gross Revenue shall be as set forth in Exhibit C. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or Distribution to the Members from the Company shall be treated as amounts distributed to the relevant Members pursuant to this Section 6.1. Notwithstanding anything to the contrary herein, the Company may, but shall not have the obligation to, set up a collection account for the distribution of Company Gross Revenue, at the Managers' sole discretion.

**Section 6.2.** *Profit Participation*. In accordance with Section 5.1, the Managers shall have the right to allocate to parties furnishing rights, monies or services to the Picture (including, without limitation, to the Managers in their capacities other than as Managers of the Company) in the form of profit participation ("Profit Participation") and such Profit Participation shall be in the form of profit participation only from the "Producer's Share of Net Proceeds" (as defined in Exhibit C). For purposes of clarification, Managers may be accorded Profit Participation in the Producer's Share of Net Proceeds pursuant to the service agreement of a respective Manager (e.g. a director agreement, producer agreement, writer agreement, etc.).

**Section 6.3.** *Special Allocations*.

(a) *Qualified Income Offset*. In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations or distributions described in 1.704-1(b)(2)(ii)(d)(4) (regarding depletion deductions) of the Code and applicable Treasury Regulations, 1.704-1(b)(2)(ii)(d)(5) (regarding certain mandatory allocations under Treasury Regulations regarding family partnerships, the so-called varying interest rules, or certain in-kind distributions), or 1.704-1(b)(2)(ii)(d)(6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Member's Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this Section 6.3(a) shall be taken into account in computing subsequent allocations of Profits pursuant to this Article VI, so that the net amount of any items so allocated and the Profits or other items allocated to each Member pursuant to this Article VI shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Article VI as if such unexpected adjustments, allocations or distributions had not occurred.

(b) *Section 704(c) Allocations.* In accordance with Section 704(c) of the Code and the applicable Treasury Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value. In the event the book value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Majority Interest, in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section 6.3(b) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, other items, or Distributions pursuant to any provision of this Agreement.

(c) The Members shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Treasury Regulations or to reflect a Member's Economic Interest in the Company determined with reference to such Member's right to receive Distributions from the Company and such Member's obligation, if any, to pay any expenses or liabilities.

(d) The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their share of Company income and loss for income tax purposes.

**Section 6.4.** *Allocation of Tax Items.* Except as otherwise required by applicable law, every item of income, gain, deduction, or loss shall be allocated among the Members in proportion to their Percentage Interests.

**Section 6.5.** *Compliance with the Code and Regulations.* The Company intends to comply with the Code and all applicable Treasury Regulations, including, without limitation, the minimum gain chargeback requirements, and intends that the provisions of this Article be interpreted consistently with that intent.

## ARTICLE VII:  TRANSFERS OF MEMBERSHIP

**Section 7.1.** *Restriction on Transferability of Membership Interests.*  A Member may not transfer, assign, encumber, or convey all or any part of such Member's Economic Interest or Membership Interest in the Company, except as provided herein. In entering into this Agreement, each of the Members acknowledges the reasonableness of this restriction, which is intended to further the purposes of the Company and the relationships between or among the Members. Notwithstanding the foregoing, transfers of Membership Interests to a trust solely for estate planning purposes shall not be subject to the restrictions set forth herein except as otherwise required by law.

**Section 7.2.** *Permitted Transfers.*  Any Member who wishes to transfer all or any part of such Member's Membership Interest or Economic Interest in the Company shall only have the right to transfer such Membership Interest or Economic Interest back to the Company at a price equal to 100% of the transferor's interest (less any Distributions made to such Member).

**Section 7.3.** *Transfers Not in Compliance with This Agreement.*  Any transfer not in compliance with the provisions of Sections 7.2 or any other provision of this Agreement shall be null and void and have no force or effect.

**Section 7.4.** *No Release of Liability.*  Any Member or departing Member whose interest in the Company is sold pursuant to Article VII is not relieved thereby of any liability such Member may owe the Company, if any.

## ARTICLE VIII:  BOOKS, RECORDS, AND REPORTING

**Section 8.1.** *Books and Records.*  The Company shall maintain at its principal place of business the following books and records:

(a)   A current list of the full name and last known business or residence address of each Member together with the Capital Contribution, Capital Account, and Percentage Interest of each Member;

(b)   A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(c)   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d)   A copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e)   Copies of the Company's financial statements, if any, for the six (6) most recent fiscal years;

**(f)** The books and records of the Company as they relate to its internal affairs for at least the current and past four (4) fiscal years; and

**(g)** True and correct copies of all relevant documents and records indicating the amount, cost, and value of all of the property and assets of the Company.

**Section 8.2.** *Accounting Rights.* Provided there is no third-party collection account, the Company shall render to the Members periodic statements showing in summary the Company Gross Revenue and permitted deductions on a frequency depending upon the accounting periods from the applicable distributor(s) as and when received from the applicable distributor(s).

**Section 8.3.** *Accounting Methods.* The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

**Section 8.4.** *Reports.* The Company shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Company shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state tax returns. The Company shall send to each Member within ninety (90) days of the conclusion of the taxable year:

**(a)** All information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns; and

**(b)** A copy of the Company's federal, state, and local income tax or information returns for the taxable year.

**Section 8.5.** *Inspection Rights.* For purposes reasonably related to their Membership Interests in the Company, all Members shall have the right to inspect and copy the books and records of the Company (i) during normal business hours, (ii) upon reasonable request, (iii) at any such Member's expense and (iv) not more often than once every six (6) months. The Company shall provide Members with copies of all records and documents to which Members are entitled under the LLC Act.

**Section 8.6.** *Bank Accounts.* The Managers shall maintain all of the funds of the Company in a bank account in the name of the Company, at a depository institution, as the Managers shall determine in accordance with Section 5.1 of this Agreement. The Managers shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person. Each Manager, acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company for the sole purpose of depositing them in the Company accounts. The Managers will establish a policy of who, among the Managers, acting alone, may sign checks, drafts, or other evidence of indebtedness obligating the Company to pay money to a third party.

**Section 8.7.** *Tax Matters Partner.* The Company designates the Managers as Tax Matters Partner as defined in Code section 6231 [26 USCS § 6231], to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations, but retains the right to make such a designation by amendment to this Agreement, in the manner provided in this Agreement for amendments.

## ARTICLE IX TERMINATION AND DISSOLUTION

**Section 9.1.** *Dissolution.* The Company shall be dissolved upon the occurrence of any of the following events:

**(a)** By the written approval of the Majority Interest to dissolve the Company;

**(b)** The sale or other disposition of substantially all of Company's assets;

**(c)** Entry of a decree of judicial dissolution under the LLC Act;

**(d)** Bankruptcy of the Company;

**(e)** Company Dissolution Event; or

**(f)** If Members are recouped and there is a CAMA or distributor that pays Net Proceeds directly.

The bankruptcy, death, insanity, retirement, resignation, withdrawal or expulsion of any Member or of a Manager shall not result in the Dissolution of the Company or cause extended interruption in the conduct of its business.

**Section 9.2.** *Certificate of Dissolution and/or Cancellation.* As soon as possible after the occurrence of any of the events specified in Section 9.1 above, the Company shall file a Certificate of Dissolution and/or Cancellation in such form as prescribed by the Secretary of State.

**Section 9.3.** *Conduct of Business.* Upon the filing of the Certificate of Dissolution and/or Cancellation with the Secretary of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The dissolved Company continues to exist pursuant to the LLC Act for the purpose of winding up its affairs, prosecuting and defending actions by or against it in order to collect and discharge obligations, disposing of and conveying its property, and collecting and dividing its assets.

**Section 9.4.** *Distribution of Company Gross Revenue.* The Members shall continue to divide Company Gross Revenue and Available Cash Flow during the winding-up period in the same manner and the same priorities as provided for in Articles III and VI hereof. The proceeds from the liquidation of property shall be applied in the following order:

**(a)** To the payment of creditors, in the order of priority as provided by law, except to the Members on account of their Capital Contributions and the expenses of liquidation;

**(b)**   To the payment of loans or advances that may have been made by any of the Members or their Principals for working capital or other requirements of the Company, except to Members on account of their Capital Contributions;

**(c)**   To the Members in accordance with the positive balances in their Capital Accounts after adjustments for all Distributions. Where the Distribution pursuant to this Section 9.4(c) consists both of cash (or cash equivalents) and non-cash assets, the cash (or cash equivalents) shall first be distributed, in a descending order, to fully satisfy each category starting with Section 9.4(a) above and in accordance with Exhibit C. In the case of non-cash assets, the Distribution values are to be based on the fair market value thereof as determined in good faith by the liquidator, and the shortest maturity portion of such non-cash assets (*e.g.,* notes or other indebtedness) shall, to the extent such non-cash assets are readily divisible, be distributed, in a descending order, to fully satisfy each category above, starting with the most preferred category.

**(d)**   After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members who are creditors of the Company, the remaining assets shall be distributed among the Members in accordance with their Positive Capital Account balances, after taking into consideration the profit and loss allocations made pursuant to Article VI. Members shall not be required to restore Negative Capital Account Balances.

Section 9.5. *Winding Up and Dissolution.* If the Company is dissolved, the Managers shall wind up the Company's affairs, including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings. During the period of the winding up of the affairs of the Company, the rights and obligations of the Members and Managers shall continue.

Section 9.6. *Members' Receipt of Payment.* Except as otherwise provided in this Agreement, or by the LLC Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Profits from any individual Members, except as provided in Article VI.

Section 9.7. *Disposition of the Picture.* Notwithstanding the terms of Section 9.4, it is understood and agreed that upon dissolution of the Company, if all the rights in the Picture and its underlying property (to the extent owned by the Company) have not been disposed of by the Company prior to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Picture and its underlying property (to the extent owned by the Company) shall be promptly transferred to the Managers or Managers' designated entity, unless otherwise specified in this Agreement or any other agreement in connection with the Picture and the Managers or Managers' designated entity shall assume all responsibility and obligations (including repayment obligations to the Members and disbursement of Profit Participations to third parties, unless there is a CAMA or distributor that pays such directly) in connection with the Picture. In furtherance thereof, the Managers shall promptly execute all necessary and proper assignments and other documents to effectuate said transfer.

**Section 9.8.** *Cancellation of Certification of Organization.* Upon the completion of the liquidation of the Company's property, the Managers shall cause the cancellation of the Certificate of Organization in California and all other qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of California.

## ARTICLE X: INDEMNIFICATION

**Section 10.1.** *Indemnification.*

(a) The Company shall indemnify and hold harmless each of the Members, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (collectively, "Indemnified Persons") from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys' fees), judgments, fines, settlements and other amounts (collectively "Liabilities") reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed (collectively a "Proceeding"), in which any such Indemnified Person may be involved, or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if (i) the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the LLC Act, except for acts of willful misconduct, gross negligence or reckless disregard of duty, acts which constitute a material breach of this Agreement from which such Indemnified Person derived an improper personal benefit, or (ii) a court of competent jurisdiction determines upon application that, in view of all of the circumstances, the Indemnified Person is fairly and reasonably entitled to indemnification from the Company for such liabilities as such court may deem proper. The Company's indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company, or a Member,, but also with respect to any Proceeding brought by a third party. For purposes of clarification, the indemnification obligation shall not apply in a Proceeding brought by the Company against the Indemnified Person or the Indemnified Person against the Company.

(b) Each Member shall and does hereby agree to indemnify and save harmless the Company, the Managers, the Managers' and Company's Affiliates, counsel and consultants, officers, assigns, etc. and each other Member, their officers, assigns, etc. from any and all liabilities resulting from (i) a breach by such Member of any of the warranties and representations contained in this Agreement made by such Member; (ii) the untruth of any of the warranties and representations contained herein; and (iii) any claims arising from any third party that such Member has contracted with in connection with the Picture. If such warranties and representations either are breached or are not true, the Member who breached such warranties or representations, shall, at the election of the Majority Interest, be subject to a rescission of such Member's rights or interests in the Company.

**Section 10.2.** *Contract Right; Expenses.* The right to indemnification conferred in Section 10.1(a) shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the LLC Act so requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under Section 10.1(a) or otherwise.

**Section 10.3.** *Indemnification of Officers and Employees.* The Company may, to the extent authorized from time to time by the Majority Interest, grant rights to indemnification and to advancement of expenses to any Officer, employee, or agent of the Company to the fullest extent of Sections 10.1(a) and 10.2.

**Section 10.4.** *Other Insurance.* The Managers agree that the Company shall maintain all customary insurance relating to the production of the Picture during production only, if necessary.

**Section 10.5.** *Assets of the Company.* Any indemnification under Section 10.1(a) shall be satisfied solely out of the assets of the Company. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

## ARTICLE XI: INVESTOR REPRESENTATIONS

**Section 11.1.** *Representations By the Non-Managing Members.* AS A MATERIAL INDUCEMENT TO THE COMPANY TO SELL THE MEMBERSHIP INTEREST TO THE NON-MANAGING MEMBER, EACH NON-MANAGING MEMBER REPRESENTS AND WARRANTS TO THE COMPANY AND THE OTHER MEMBERS AS FOLLOWS, AND ACKNOWLEDGES THAT BY SIGNING THIS AGREEMENT OR A SUBSCRIPTION AGREEMENT, THE NON-MANAGING MEMBER HAS READ AND UNDERSTANDS THE FOLLOWING:

(a) *Investment Purpose.* THE NON-MANAGING MEMBER IS ACQUIRING THE MEMBERSHIP INTEREST FOR THE NON-MANAGING MEMBER'S OWN ACCOUNT, NOT AS AN AGENT OR NOMINEE, AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, ANY DISPOSITION THEREOF IN VIOLATION OF APPLICABLE SECURITIES LAWS. THE NON-MANAGING MEMBER FURTHER REPRESENTS THAT THE NON-MANAGING MEMBER DOES NOT HAVE ANY PRESENT CONTRACT, UNDERTAKING, UNDERSTANDING OR ARRANGEMENT WITH ANY PERSON TO SELL, TRANSFER OR GRANT PARTICIPATIONS TO SUCH PERSONS OR ANY THIRD PERSON, WITH RESPECT TO THE MEMBERSHIP INTEREST.

(b) *Accredited or Sophisticated Investor Status.* THE NON-MANAGING MEMBER REPRESENTS AND WARRANTS THAT SUCH NON-MANAGING MEMBER IS EITHER (I) AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR (II) A

"SOPHISTICATED INVESTOR" WHO HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT THE NON-MANAGING MEMBER IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THE MEMBERSHIP INTERESTS.

**(c)** *Reliance on Exemptions.* THE NON-MANAGING MEMBER UNDERSTANDS THAT THE MEMBERSHIP INTERESTS ARE BEING OFFERED AND SOLD TO THE NON-MANAGING MEMBER IN RELIANCE ON SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF FEDERAL AND STATE SECURITIES LAWS AND THAT THE COMPANY IS RELYING IN PART UPON THE TRUTH AND ACCURACY OF, AND THE NON-MANAGING MEMBER'S COMPLIANCE WITH, THE REPRESENTATIONS, WARRANTIES, AGREEMENTS, ACKNOWLEDGEMENTS AND UNDERSTANDINGS OF THE NON-MANAGING MEMBER SET FORTH HEREIN IN ORDER TO DETERMINE THE AVAILABILITY OF THE EXEMPTIONS AND THE ELIGIBILITY OF THE NON-MANAGING MEMBER TO ACQUIRE THE MEMBERSHIP INTEREST.

**(d)** *Information.* THE NON-MANAGING MEMBER AND THE NON-MANAGING MEMBER'S ADVISORS, IF ANY, HAVE BEEN FURNISHED WITH ALL MATERIALS RELATING TO THE BUSINESS, FINANCES AND OPERATIONS OF THE COMPANY AND MATERIALS RELATING TO THE MEMBERSHIP INTEREST THAT HAVE BEEN REQUESTED BY THE NON-MANAGING MEMBER AND THAT ARE REQUIRED UNDER THE 1933 ACT. THE NON-MANAGING MEMBER AND THE NON-MANAGING MEMBER'S ADVISORS, IF ANY, HAVE BEEN AFFORDED THE OPPORTUNITY TO ASK QUESTIONS OF AND TO RECEIVE ANSWERS FROM THE COMPANY'S AUTHORIZED REPRESENTATIVES CONCERNING THE COMPANY, THE PICTURE, THE COMPANY'S BUSINESS AND PROSPECTS AND THE NON-MANAGING MEMBER HAS BEEN PERMITTED TO HAVE ACCESS TO ALL INFORMATION WHICH THE NON-MANAGING MEMBER HAS REQUESTED IN ORDER TO EVALUATE THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER HAS SOUGHT SUCH LEGAL AND TAX ADVICE AS THE NON-MANAGING MEMBER HAS CONSIDERED NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT TO THE NON-MANAGING MEMBER'S PURCHASE OF THE MEMBERSHIP INTEREST, AND IN DETERMINING TO PURCHASE A MEMBERSHIP INTEREST HEREUNDER, THE NON-MANAGING MEMBER IS NOT RELYING ON ANY REPRESENTATIONS OF THE COMPANY OR ANY OTHER MEMBER. THE NON-MANAGING MEMBER IS AN INVESTOR IN SECURITIES OF COMPANIES IN THE DEVELOPMENT STAGE AND ACKNOWLEDGES THAT THE NON-MANAGING MEMBER IS ABLE TO FEND FOR ITSELF, CAN BEAR THE ECONOMIC RISK OF THE NON-MANAGING MEMBER'S INVESTMENT, AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT THE NON-MANAGING MEMBER IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST.

**Section 11.2.** *No Governmental Review.* THE NON-MANAGING MEMBER UNDERSTANDS THAT NO ARBITRATION BOARD OR PANEL, COURT OR FEDERAL, STATE, MUNICIPAL OR OTHER GOVERNMENTAL DEPARTMENT, COMMISSION, BOARD, BUREAU, AGENCY OR INSTRUMENTALITY, DOMESTIC OR FOREIGN, HAS PASSED ON OR MADE ANY RECOMMENDATION OR ENDORSEMENT OF THE MEMBERSHIP INTEREST OR THE FAIRNESS OR SUITABILITY OF THE INVESTMENT IN THE MEMBERSHIP INTEREST, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE MEMBERSHIP INTEREST.

**Section 11.3.** *Transfer or Resale.* THE NON-MANAGING MEMBER UNDERSTANDS THAT:

(a) THE MEMBERSHIP INTEREST HAS NOT BEEN AND IS NOT BEING REGISTERED UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED UNLESS SUBSEQUENTLY REGISTERED THEREUNDER, OR IN RELIANCE ON AN AVAILABLE EXEMPTION FROM REGISTRATION; AND

(b) NEITHER THE COMPANY NOR ANY OTHER PERSON IS UNDER ANY OBLIGATION TO REGISTER MEMBERSHIP INTERESTS UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS OR TO COMPLY WITH THE TERMS AND CONDITIONS OF ANY EXEMPTION THEREUNDER.

(c) THE MEMBERSHIP INTEREST MAY NEED TO BE HELD INDEFINITELY, AND THE NON-MANAGING MEMBER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT IN THE MEMBERSHIP INTEREST UNLESS THE MEMBERSHIP INTERESTS ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WHEN AND IF THE MEMBERSHIP INTEREST MAY BE DISPOSED OF WITHOUT REGISTRATION IN RELIANCE ON RULE 144 PROMULGATED UNDER THE 1933 ACT, SUCH DISPOSITION CAN BE MADE ONLY IN LIMITED AMOUNTS IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SUCH RULE, AND THE NON-MANAGING MEMBER MUST DELIVER AN OPINION OF COUNSEL TO THE COMPANY REASONABLY ACCEPTABLE TO THE COMPANY IN FORM, SUBSTANCE AND SCOPE TO THE EFFECT THAT THE MEMBERSHIP INTEREST MAY BE SOLD OR TRANSFERRED UNDER AN EXEMPTION FROM SUCH REGISTRATION, AND IF THE RULE 144 EXEMPTION IS NOT AVAILABLE, PUBLIC SALE WITHOUT REGISTRATION WILL REQUIRE COMPLIANCE WITH AN EXEMPTION UNDER THE 1933 ACT.

**Section 11.4.** *Risk of Investment.* THE NON-MANAGING MEMBER IS FULLY AWARE OF THE INHERENT RISK OF THE NON-MANAGING MEMBER'S INVESTMENT IN THE COMPANY. THE COMPANY'S SOLE PURPOSE IS TO INVEST IN THE PRODUCTION OF THE PICTURE. THIS INVESTMENT IS EXTREMELY RISKY AS ARE ALL INVESTMENTS IN MOTION PICTURES. THERE IS ABSOLUTELY NO CERTAINTY OR GUARANTY THAT:

**(a)** THE PICTURE CAN BE COMPLETED;

**(b)** THE PICTURE CAN BE COMPLETED WITHIN THE BUDGET;

**(c)** A DISTRIBUTION ARRANGEMENT CAN BE FINALIZED FOR THE PICTURE;

**(d)** A FORCE MAJEURE EVENT WILL NOT OCCUR WHICH COULD PREVENT COMPLETION OF THE PICTURE OR CAUSE THE COST OF COMPLETION OF THE PICTURE TO EXCEED THE BUDGET;

**(e)** ANY PROFITS WILL BE REALIZED OR ANY CASH WILL BE DISTRIBUTED TO ANY MEMBER; OR

**(f)** THE PICTURE WILL BE SUCCESSFUL.

THE NON-MANAGING MEMBER ACKNOWLEDGES THAT SUCH MEMBER HAS READ AND UNDERSTANDS THE "RISK FACTORS" ATTACHED HERETO AS EXHIBIT D AND "TAX CONSIDERATIONS" ATTACHED HERETO AS EXHIBIT E.

**Section 11.5.** *Knowledge and Experience.* THE NON-MANAGING MEMBER WARRANTS THAT THE NON-MANAGING MEMBER HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL, TAX AND BUSINESS MATTERS AS TO ENABLE THE NON-MANAGING MEMBER TO EVALUATE THE MERITS AND RISKS OF THE NON-MANAGING MEMBER'S INVESTMENT IN THE COMPANY AND TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT THERETO.

**Section 11.6.** *Finders/Brokers; Pre-Existing Relationship; No Advertisement.* THE NON-MANAGING MEMBER HAS INCURRED NO LIABILITY FOR COMMISSIONS OR OTHER FEES TO ANY FINDER OR BROKER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COST OF WHICH IS IN ANY PART THE LIABILITY OF, OR PAYABLE BY, THE COMPANY. EXCEPT FOR ANY GRANTS RECEIVED BY COMPANY PURSUANT TO SECTION 3.15, THE NON-MANAGING MEMBER HAS A PRE-EXISTING PERSONAL OR BUSINESS RELATIONSHIP WITH THE COMPANY AND/OR ANY OF ITS OFFICERS OR CONTROLLING PERSONS, OR BY THE NON-MANAGING MEMBER'S BUSINESS OR FINANCIAL EXPERIENCE OR THE BUSINESS OR FINANCIAL EXPERIENCE OF THE NON-MANAGING MEMBER'S FINANCIAL ADVISORS WHO ARE UNAFFILIATED WITH AND WHO ARE NOT COMPENSATED BY THE COMPANY, DIRECTLY OR INDIRECTLY, COULD BE REASONABLY ASSUMED TO HAVE THE CAPACITY TO PROTECT THE NON-MANAGING MEMBER'S OWN INTEREST IN CONNECTION WITH THE ACQUISITION OF THE MEMBERSHIP INTEREST. EXCEPT FOR ANY GRANTS RECEIVED BY COMPANY PURSUANT TO SECTION 3.15, THE NON-MANAGING MEMBER ACKNOWLEDGES THAT THE OFFER AND SALE OF THE MEMBERSHIP INTEREST WAS NOT ACCOMPLISHED BY THE PUBLICATION OF ANY ADVERTISEMENT.

**Section 11.7.** *Binding Agreement.* THIS AGREEMENT IS AND WILL REMAIN A VALID AND BINDING AGREEMENT, ENFORCEABLE IN ACCORDANCE WITH ITS TERMS (SUBJECT, AS TO THE ENFORCEMENT OF REMEDIES, TO ANY APPLICABLE BANKRUPTCY, INSOLVENCY OR OTHER LAWS AFFECTING THE ENFORCEMENT OF CREDITOR'S RIGHTS).

**Section 11.8.** *Tax Position.* THE NON-MANAGING MEMBER AGREES THAT, UNLESS THE NON-MANAGING MEMBER PROVIDES PRIOR WRITTEN NOTICE TO THE COMPANY, THE NON-MANAGING MEMBER WILL NOT TAKE A POSITION ON THE NON-MANAGING MEMBER'S FEDERAL INCOME TAX RETURN, ON ANY CLAIM FOR REFUND, OR IN ANY ADMINISTRATIVE OR LEGAL PROCEEDINGS, THAT IS INCONSISTENT WITH ANY INFORMATION RETURN FILED BY THE COMPANY OR WITH THE PROVISIONS OF THIS AGREEMENT.

**Section 11.9.** *Confidentiality.* MEMBERS SHALL NOT, AT ANY TIME, DISCLOSE OR SUBMIT TO ANY PERSON, FIRM, CORPORATION OR OTHER ENTITY ALL OR ANY PART OF THIS AGREEMENT OR ANY CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS (COLLECTIVELY REFERRED TO AS "CONFIDENTIAL INFORMATION") OF THE COMPANY, ITS AFFILIATES, SUBSIDIARIES, OWNERS, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS OBTAINED OR LEARNED BY MEMBERS, INCLUDING, WITHOUT LIMITATION, INFORMATION ABOUT THE COMPANY, ITS INVESTORS, OTHER MEMBERS, ANY CAPITAL CONTRIBUTIONS, AND/OR ANY INFORMATION REGARDING THE PICTURE OTHER THAN TO MEMBERS' AGENTS OR REPRESENTATIVES OR AS REQUIRED BY LAW. MEMBERS RECOGNIZE AND ACKNOWLEDGE THAT THE CONFIDENTIAL INFORMATION OF THE COMPANY IS A VALUABLE, SPECIAL, AND UNIQUE ASSET OF, AND BELONGS SOLELY TO, THE COMPANY.

## ARTICLE XII: MISCELLANEOUS PROVISIONS

**Section 12.1.** *Assurances.* Each Member shall execute all documents and certificates and perform all acts deemed appropriate by the Managers in accordance with Section 5.1 of this Agreement, the Majority Interest, and the Company or required by this Agreement or the LLC Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

**Section 12.2.** *Complete Agreement.* This Agreement, the Articles and the Exhibits attached hereto constitute the complete and exclusive statement of the agreement among the Members and the Company with respect to the matters discussed herein and therein and supersede all prior written or oral statements among the Managers, Members and the Company, including any prior statements, warranties, or representations.

**Section 12.3.** *Section Headings.* The section headings, which appear throughout this Agreement, are provided for convenience only and are not intended to define or limit the scope of this Agreement or the intent or subject matter of its provisions.

**Section 12.4.** *Binding Effect.* Subject to the provisions of this Agreement relating to the transferability of Membership Interests or Economic Interests, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

**Section 12.5.** *Interpretation.* All pronouns and common nouns shall be deemed to refer to the masculine, feminine, genderqueer, non-binary, neuter, singular, and plural, as the context may require. In the event that any claim is made by any Member or the Company relating to the drafting and interpretation of this Agreement, no presumption, inference, or burden of proof or persuasion shall be created or implied solely by virtue of the fact that this Agreement was drafted by or at the behest of a particular Member and/ or by such Member's counsel.

**Section 12.6.** *Company Counsel.* Each Manager acknowledges and agrees that such Manager either (i) has been represented by legal counsel in connection with the negotiation and drafting of this Agreement, or (ii) has had the opportunity to be so represented by legal counsel and to seek such advice of legal, tax and other advisers as such Manager has deemed necessary or advisable. The Company has initially selected Ramo Law PC ("Company Counsel") as legal counsel of the Company. Each Manager acknowledges that Company Counsel does not represent any Manager in the absence of a clear and explicit written agreement to such effect between the Manager and Company Counsel, and that in the absence of any such agreement, Company Counsel shall owe no duties directly to a Manager. Consistent with the foregoing, each Manager hereby acknowledges that Company Counsel currently represents Vanishing Angle, LLC and its respective affiliated entities and Principal on separate matters, and may continue to do so. Notwithstanding such joint representation and any actual or potential conflict of interest, by initialing below, each Manager of the Company hereby consents to Company Counsel's representation of the Company and Vanishing Angle, LLC, provided that Company Counsel acknowledges and agrees that at no time will Company Counsel's representation be construed, claimed or deemed to be a breach of a fiduciary relationship, a conflict of interest or a violation of any other obligation to the Company or to Vanishing Angle, LLC. It is further acknowledged that Company Counsel does not represent the Company (or any of the Managers) in connection with accounting or other taxation matters.

INITIALS:     _____MKS_____ - Schulman   _____XU_____ - Uno

              _____MW_____ - Walker   _____MJM_____ -Vanishing Angle, LLC

**Section 12.7.** *Applicable Law.* Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not by the law of conflicts, of the State of California. The Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any conflicts of laws principles of the State of California or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of California.

**Section 12.8.** *Arbitration.* Any dispute arising hereunder shall be resolved solely through binding arbitration conducted in Los Angeles, California under and pursuant to the commercial arbitration rules of the American Arbitration Association ("AAA Rules"), as said rules may be amended from time to time with rights of discovery if requested by the arbitrator. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator familiar with entertainment law. The prevailing party in such arbitration shall be entitled to recover such prevailing party's attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in a dispute arising out of this Agreement. Each party hereby irrevocably submits to the jurisdiction of the state and federal courts for the County of Los Angeles in connection with any petition to confirm an arbitration award obtained pursuant to this Section 12.8. The parties agree to accept service of process in accordance with AAA Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form, (ii) reported to any news agency or publisher, or (iii) disclosed to any third party not involved in the arbitration.

**Section 12.9.** *Remedies.* Except as otherwise set forth herein, the remedies available at law and equity, which a Person may be lawfully entitled, are cumulative. The parties agree and acknowledge that in the event of a breach by a party of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right to seek or obtain injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an arbitration and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Picture hereunder.

**Section 12.10.** *Notices.* Any notice or other writing to be served upon the Company or any Members thereof in connection with this Agreement shall be in writing via U.S. mail with a copy also via electronic mail and shall be deemed completed when delivered to both the mailing address specified in Exhibit A and to said email address above, if to a Member, and to the resident agent, if to the Company. Any Member shall have the right to change the address at which notices shall be served with ten (10) days written notice to the Company and to the other Members.

**Section 12.11.** *Amendments.* Any amendments, modifications, or alterations to this Agreement or to the Articles must be in writing and signed by all of the Members. Notwithstanding the foregoing, Exhibits A and B may be amended to reflect current Members and their Percentage Interest (who are Members in accordance with the terms of this Agreement) without the written consent of all Members.

**Section 12.12.** *Severability.* Each provision of this Agreement is severable from the other provisions. If, for any reason, any provision of this Agreement is declared invalid or contrary to existing law, the inoperability of that provision shall have no effect on the remaining provisions of this Agreement, which shall continue in full force and effect.

**Section 12.13.** *Counterparts.* This Agreement may be executed in counterparts, and sent via facsimile, electronic transmission and/or by PDF signature, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

**IN WITNESS WHEREOF,** the Managers have executed or caused to be executed this Agreement, effective as of the Effective Date.

"MANAGERS"

By: _____
Mia Schulman

By: _____
Kristen Uno

By: _____
Mari Walker

By: _____
Vanishing Angle, LLC
By: Matt Miller
Its: Authorized Signatory

# EXHIBIT A

## MEMBERS

### MANAGING MEMBERS ("Managers")

| Member | Contact | Percentage Interest | Capital Contribution |
|---|---|---|---|
| Mia Schulman | 15224 Cohasset Street, Van Nuys, CA 91405 | 1/4th of 50%* of 100% | Management services |
| Kristen Uno | 1515 5th Avenue North Apt. 422 Nashville, TN 37208 | 1/4th of 50%* of 100% | Management services |
| Mari Walker | 360 S Burnside Ave., Tower 33 Apt. 6H Los Angeles, CA 90036 | 1/4th of 50%* of 100% | Management services |
| Vanishing Angle, LLC | 3191 Casitas Ave., Ste. 150 Los Angeles, CA 90039 | 1/4th of 50%* of 100% | Management services |

*For the avoidance of doubt, pursuant to Section 6.2, the Managers shall have the right to allocate third party Profit Participations from this "Producer's Share of Net Proceeds", which such third Party Profit Participations shall pro rata para passu dilute the Managing Members' respective shares of this "Producer's Share of Net Proceeds."

### NON-MANAGING MEMBERS

| Member | Contact | Percentage Interest***† | Cash Capital Contribution | Other Capital Contribution |
|---|---|---|---|---|
| | | Pro Rata of 50% of 100% | | |
| | | Pro Rata of 50% of 100% | | |
| | | Pro Rata of 50% of 100% | | |

** It is agreed and understood that the Non-Managing Members' Percentage Interest shall not exceed 50%, collectively (i.e., the "Investor's Share of Net Proceeds"). For the avoidance of doubt, pursuant to Section 4.2, this shall be subject to dilution for Additional Members contributing Cash Capital Contributions.

†Subject to receipt of a signed Subscription Agreement and acceptance by the Company of the Subscription Price as defined in the Subscription Agreement.

# EXHIBIT B

## MANAGERS

| Manager | Contact | Percentage Interest |
|---|---|---|
| Mia Schulman | 15224 Cohasset Street, Van Nuys, CA 91405 | See Exhibit A |
| Kristen Uno | 1515 5th Avenue North Apt. 422 Nashville, TN 37208 | See Exhibit A |
| Mari Walker | 360 S Burnside Ave., Tower 33 Apt. 6H Los Angeles, CA 90036 | See Exhibit A |
| Vanishing Angle, LLC | 3191 Casitas Ave., Ste. 150 Los Angeles, CA 90039 | See Exhibit A |

Operating Agreement
SYT Film LLC

# EXHIBIT C

## Net Proceeds Definition

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against the Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

(i)     First, collection account management costs and fees (e.g. Freeway, Fintage), if any;

(ii)    Second, residuals and applicable payments owed to or on behalf of unions and guilds (e.g., SAG, DGA, WGA);

(iii)   Third, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. Box Office Bonuses);

(iv)    Fourth, to the extent not yet paid, and to the extent applicable, film distribution fees and distribution costs (including, without limitation, ad overhead, if charged), all sales fees if applicable, and any fees and costs to third parties who represent the Picture (e.g. producer representatives, sales advisors, etc.);

(v)     Fifth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and fees in connection therewith, on a pro rata pari passu basis until all such debt has been repaid in full;

(vi)    Sixth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by the Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Picture to attend premieres, film festivals and film markets, etc.);

(vii)   Seventh, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Picture, all costs of auditing any distributor of the Picture of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary reserve for Company to cover anticipated expenses not yet charged to the Picture, which such reserve Company shall liquidate in a timely fashion in accordance with industry custom;

(viii)  Eighth, a return to the Non-Managing Members as set forth in Exhibit A in the amount of one hundred and twenty percent (120%) of the Capital Contributions made by each Non-Managing Member (including any Manager, as applicable) set forth therein, on a pro rata pari passu basis;

**(ix)** Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and

**(x)** Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "Net Proceeds", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis (1) fifty percent (50%) collectively to the Managers in accordance with the Managers' Percentage Interests, and to profit participants providing services on the Picture in accordance with their respective service agreements, on a pro rata pari passu basis (the "Producer's Share of Net Proceeds"); and, (2) fifty percent (50%) to the Non-Managing Members who provided a Cash Capital Contribution to the Company, on a pro rata pari passu basis, to be divided in accordance with each such Member's Percentage Interest as set forth in Exhibit A (the "Investor's Share of Net Proceeds"). For purposes of clarification, Net Proceeds shall not exceed 100%.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Picture and all customary ancillary and subsidiary rights therein (including from merchandising, but not including any income from the exploitation of sequel, remake or other subsequent production rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is determined after all bona fide refunds, credits, allowances, discounts and adjustments. So-called "soft monies" and tax credits shall be deemed "Company Gross Revenues" to the extent not used to offset the Budget or lent against.

Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Picture or the revenue stream derived from the exploitation of the Picture. Company makes no representation that the Picture will be released or that the Picture will be successful enough that it will generate any amount of Net Proceeds or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Picture, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

## EXHIBIT D

## RISK FACTORS

MAKING A SUBSCRIPTION TO THE COMPANY INVOLVES VARIOUS RISKS RELATING BOTH TO THE NATURE OF THE MANAGEMENT OF COMPANY AND THE MOVIE INDUSTRY ITSELF AND SUCH SUBSCRIPTION IS THEREFORE SUITABLE ONLY FOR PERSONS OR ENTITIES WITH THE FINANCIAL CAPABILITY OF MAKING AND HOLDING LONG-TERM INVESTMENTS AND WHO HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT. THEREFORE, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THE AGREEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS:

A.      COMPANY-RELATED RISKS

1.      RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF THE COMPANY WILL BE MADE BY THE MANAGERS IN THE MANAGERS' SOLE DISCRETION. THE SUCCESS OF THE PICTURE WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGERS, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE MANAGERS, THE COMPANY AND THE PICTURE. ALTHOUGH THE MANAGERS BELIEVE THAT THE MANAGERS HAVE THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGERS WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL. PURCHASERS OF INTERESTS WILL RECEIVE AN ECONOMIC INTEREST IN THE COMPANY, BUT SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE MANAGERS, THE COMPANY OR THE PICTURE. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN INVESTOR WILL HAVE NO RIGHT TO VOTE ON, OR TO VETO ACTIONS OF THE MANAGERS, WILL HAVE NO CREATIVE CONTROL, AND MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE INVESTOR'S DISSENT FROM SUCH ACTIONS. THE COMPANY HAS NOT MANAGED OR PRODUCED A FEATURE FILM PREVIOUSLY, AND THERE IS NO ASSURANCE THAT ITS EFFORTS WILL BE SUCCESSFUL FOR THE PICTURE.

2.      LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FULL-LENGTH MOTION PICTURE. THE COMPANY AND THE MANAGERS HAVE EMPLOYED, AND WILL CONTINUE TO ENDEAVOR TO EMPLOY OR OTHERWISE

RETAIN, THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

3. MANAGERS' CONFLICTS OF INTEREST – THE MANAGERS ARE NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PICTURE OR THE COMPANY. THE MANAGERS, THE PRODUCTION TEAM AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGERS TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE MANAGERS, THE PRODUCTION TEAM AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE. THE MANAGERS MAY BE PRINCIPALS IN, OR HAVE A PROFIT INTEREST IN, SUCH OTHER COMPANIES. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF THE MANAGERS', THE PRODUCTION TEAM'S AND THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGERS MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. THE TERMS OF SUCH AGREEMENTS MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT IT IS THE INTENTION OF THE MANAGERS THAT THE COMPENSATION FROM SUCH AGREEMENTS WILL BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

4. INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES, THE MANAGERS WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGERS' ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

5. WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING – THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, RESULTING IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGERS PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGERS, DO NOT ALWAYS USE CAPITAL IN THE MOST EFFICIENT MANNER. THUS, THE COMPANY AND THE MANAGERS MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGERS. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN REDUCTION IN THE PERCENTAGE INTERESTS OF EACHE NON-MANAGEMENT MEMBER. THOUGH THE COMPANY AND THE MANAGERS DO NOT ANTICIPATE THAT

ADDITIONAL FINANCING WILL NEED TO BE OBTAINED, THERE CAN BE NO ASSURANCE THAT ADDITIONAL CAPITAL WILL NOT BE NEEDED.

6.  LIABILITY OF MEMBERS – MEMBERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY DISTRIBUTION MADE FROM THE COMPANY TO MEMBERS, IF, AFTER SUCH DISTRIBUTION IS MADE, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, EXCLUSIVE OF LIABILITIES TO THE MEMBERS ARISING ON ACCOUNT OF THEIR RESPECTIVE INTERESTS IN THE COMPANY.

7.  LOSS ON DISSOLUTION OR TERMINATION – IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE MEMBERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF A MEMBER TO RECOVER ALL OR ANY PORTION OF SUCH MEMBER'S INVESTMENT UNDER SUCH CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

8.  INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY WHICH SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE INVESTOR TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT THE PROSPECTIVE INVESTOR'S OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL (AS WELL AS STATE AND LOCAL) INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

B.  MOVIE INDUSTRY RISKS

1.  COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE MOTION PICTURE INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND

DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

2. COMMERCIAL SUCCESS – THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED. MANY FILMS ARE RELEASED EACH YEAR, BUT ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT. LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION.

NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PICTURE BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE (WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED) DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS UPON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE MEMBERS THAT THE PICTURE WILL GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FROM THE PICTURE.

3. PRODUCTION – PARTICULARLY AS PRODUCED BY INDEPENDENT FILMMAKERS, EACH MOTION PICTURE IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES AND EQUIPMENT AND ITS OWN BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PICTURE ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY COMPANY'S INSURANCE FOR THE PICTURE, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

4. DEPENDENCE ON KEY PERSONNEL – THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE

INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGERS' ADVISORS. NEITHER THE COMPANY NOR THE MANAGERS MAINTAIN KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY'S AND THE MANAGERS' SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGERS TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PICTURE. THE COMPANY'S AND THE MANAGERS' INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION-RELATED INSURANCE FOR THE PICTURE. THIS WOULD RESULT IN CERTAIN OF THE PICTURE'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE.

5.  LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING BUT NOT LIMITED TO, UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND, HENCE, DISTRIBUTIONS TO INVESTING MEMBERS COULD BE DELAYED OR DIMINISHED.

6.  AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES AND SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

7.  COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE PRODUCERS.  SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PICTURE.

8. **DISTRIBUTION** – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS WHO ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PICTURE OR THAT THE PICTURE CAN OR WILL BE DISTRIBUTED PROFITABLY OR THAT THE PICTURE WILL BE DISTRIBUTED AT ALL.

9. **LONG-TERM PROJECT** – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PRE-PRODUCTION ON A PICTURE MAY EXTEND FOR TWO TO THREE MONTHS OR MORE. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS OR MORE. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY, AND OF THE PICTURE SPECIFICALLY, MAY CONTINUE FOR YEARS BEFORE GROSS PROCEEDS OR NET PROCEEDS (AS DEFINED HEREIN) MAY BE GENERATED, IF AT ALL.

10. **FOREIGN DISTRIBUTION** – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PICTURE IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS PROCEEDS.

11. **INVESTING MEMBERS LAST IN LINE** – A MOTION PICTURE TYPICALLY GOES FROM THE PRODUCER TO THE DISTRIBUTOR WHO IN TURN MAY SEND IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO SEND IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE PRODUCER. THE PROBLEM FOR THE INVESTING MEMBERS WITH THIS SYSTEM IS THAT SUCH INVESTING MEMBERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY, IN NEGOTIATING A DISTRIBUTION DEAL, HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PICTURE'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO INVESTING MEMBERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

12. INDUSTRY CHANGES – NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGERS OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGERS NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM, AND PROFITABILITY OF, THE PICTURE. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE INVESTORS THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS PHYSICAL RELEASES (E.G. DVDS), WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS, THE COMPANY'S BUSINESS, OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

13. PICTURE'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PICTURE. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION AND DISPOSITION OF THE PICTURE.

C. MANAGERS' DISCRETION REGARDING PRODUCTION AND DISTRIBUTION MATTERS

1. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE MANAGERS HAVE RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES PURSUANT TO WHICH THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS' AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND OTHERWISE EXPLOITING THE PICTURE, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PICTURE AT A POINT IN THE PICTURE'S REVENUE STREAM PRIOR TO COMPANY'S RECEIPT OF ITS GROSS PROCEEDS. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED

TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS OR AN OUTRIGHT SALE OF THE PICTURE, IF IN THE JUDGMENT OF THE MANAGERS, SUCH A SALE WOULD BE IN THE BEST INTERESTS OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND CONDITIONS OF THE AGREEMENT, THE MANAGERS HAVE RESERVED THE RIGHT (1) TO PRODUCE THE PICTURE AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PICTURE, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES OR OTHER MATERIALS OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION OR OTHER EXPLOITATION OF THE PICTURE SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE MANAGERS PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGERS, AND THE MANAGERS' ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE NON-MANAGING MEMBERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGERS AND THE MANAGERS' ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY INVESTMENT HEREUNDER.

2. DISTRIBUTIONS AND LIQUIDITY - DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE MEMBERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE MEMBERS. THE MANAGERS WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE MEMBERS' INVESTMENT IN THE COMPANY.

D. INVESTMENT-RELATED RISK

1. AN INVESTOR WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THAT SUCH INVESTOR RISKS LOSING SUCH INVESTOR'S ENTIRE INVESTMENT.

2. ILLIQUIDITY OF INVESTMENT – THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH INVESTOR SHOULD BE AWARE THAT SUCH INVESTOR MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGERS IN ITS DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY OTHER APPLICABLE LAW, AND THEREFORE, CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGERS, EXEMPTIONS FROM SUCH REGISTRATION ARE

AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, MEMBERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

3.  INHERENT UNCERTAINTY OF PROJECTIONS – THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGERS. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY, FROM ANY FORECASTED RESULTS. EACH INVESTOR SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL, AND LOSE MONEY. AS A CONSEQUENCE, EACH INVESTOR SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGERS GUARANTEE OR WARRANT ANY SPECIFIC PROJECTED RESULT FROM AN INVESTMENT IN THE COMPANY. ACCORDINGLY, INVESTORS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

**EXHIBIT E**

**TAX CONSIDERATIONS**

BECAUSE OF THE COMPLEXITIES OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY, PARTICIPATION IN THE COMPANY SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR ONLY AFTER OBTAINING ADEQUATE TAX COUNSELING FROM THE PROSPECTIVE INVESTOR'S OWN TAX ADVISOR, AND THIS OFFERING IS MADE ON THAT BASIS. IN PARTICULAR, NO PROSPECTIVE INVESTOR SHOULD INVEST IN THE INTEREST FOR THE PURPOSE OF OBTAINING A TAX BENEFIT WITHOUT CONSULTING SUCH PROSPECTIVE INVESTOR'S OWN TAX ADVISOR.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE ("IRS") MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR THE REGULATIONS OR RULINGS OR OTHER DECISIONS AFTER THE DATE OF THIS AGREEMENT MAY ADVERSELY AFFECT THE TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

THE FOLLOWING IS MERELY A SUMMARY OF SOME IMPORTANT FEDERAL INCOME TAX RISKS AND CONSIDERATIONS AFFECTING THE COMPANY AND PROSPECTIVE INVESTORS. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL THE PROVISIONS DISCUSSED NOR A COMPLETE LISTING OF ALL POTENTIAL TAX RISKS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EXTENT TO WHICH THESE RULES WILL AFFECT THEM.

1.  SCOPE OF THE DISCUSSION; CHANGES IN TAX LAWS – THE FOLLOWING GENERAL DISCUSSION OF CERTAIN OF THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY IS BASED UPON THE CURRENT PROVISIONS OF THE CODE, THE EXISTING AND PROPOSED REGULATIONS THEREUNDER ("REGULATIONS"), PUBLISHED RULINGS AND PROCEDURES OF THE IRS, AND COURT DECISIONS. NO ASSURANCE CAN BE GIVEN THAT LEGISLATIVE OR ADMINISTRATIVE CHANGES OR COURT DECISIONS WILL NOT OCCUR THAT WOULD REQUIRE SIGNIFICANT MODIFICATION OF THE STATEMENTS EXPRESSED IN THIS SECTION, NOR CAN ASSURANCE BE GIVEN THAT SUCH CHANGES MAY NOT BE RETROACTIVE WITH RESPECT TO TRANSACTIONS ENTERED INTO PRIOR TO THE OCCURRENCE OF SUCH CHANGES. THE COMPANY HAS NOT REQUESTED, AND DOES NOT INTEND TO REQUEST, ANY TAX RULINGS FROM THE IRS OR AN OPINION OF LEGAL COUNSEL WITH RESPECT TO ANY TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

2.  COMPANY CLASSIFICATION – THE COMPANY WILL LIKELY BE TREATED AS A PARTNERSHIP FOR US FEDERAL INCOME TAX PURPOSES UNLESS AN ELECTION IS MADE TO TREAT THE COMPANY AS A CORPORATION. THE MANAGERS MAY

MAKE AN ELECTION TO TREAT THE COMPANY AS A CORPORATION. A PARTNERSHIP IS NOT SUBJECT, AS AN ENTITY, TO FEDERAL INCOME TAX. INSTEAD, EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT, IN DETERMINING SUCH MEMBER'S FEDERAL INCOME TAX, SUCH MEMBER'S DISTRIBUTIVE SHARE OF THE COMPANY'S INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS, WHETHER OR NOT ANY ACTUAL CASH DISTRIBUTIONS ARE MADE TO SUCH MEMBER. A MEMBER OF A PARTNERSHIP MAY OFFSET SUCH MEMBER'S SHARE OF COMPANY LOSSES IN A TAXABLE YEAR AGAINST SUCH MEMBER'S INCOME FROM OTHER SOURCES IN SUCH YEAR, SUBJECT TO CERTAIN LIMITATIONS, INCLUDING THE BASIS, AT-RISK, AND PASSIVE ACTIVITY LOSS LIMITATIONS.

3. INSUFFICIENT CASH DISTRIBUTIONS – EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT IN DETERMINING SUCH MEMBER'S FEDERAL INCOME TAX LIABILITY SUCH MEMBER'S DISTRIBUTIVE SHARE OF INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS OF THE COMPANY IRRESPECTIVE OF ANY CASH DISTRIBUTIONS MADE TO SUCH MEMBER DURING THE TAXABLE YEAR. NO GUARANTEED MINIMUM ANNUAL DISTRIBUTION IS INTENDED WITH RESPECT TO THE MEMBERSHIP INTERESTS. IF AND WHEN A CASH DISTRIBUTION IS MADE TO THE MEMBERS, THERE CAN BE NO ASSURANCE THAT IT WILL BE SUFFICIENT TO SATISFY THE INCOME TAX LIABILITY RESULTING FROM THE OWNERSHIP OF INTERESTS.

4. OVERVIEW OF THE TREATMENT OF CERTAIN DEDUCTIONS – THE COMPANY WILL ATTEMPT TO DEDUCT ALL OF THE ITEMS DESCRIBED BELOW IN THE TIME AND MANNER SET FORTH BELOW AT AS EARLY A TIME AS THE MANAGERS BELIEVE THE LAW PERMITS. HOWEVER, THERE ARE MANY FACTUAL AND LEGAL QUESTIONS INVOLVED WITH RESPECT TO THE AVAILABILITY AND TIMING OF DEDUCTIONS, ONLY SOME OF WHICH ARE DISCUSSED BELOW, AND THERE CAN BE NO ASSURANCE THAT DEDUCTIONS CLAIMED BY THE COMPANY WILL BE ACCEPTED BY THE IRS OR BY A COURT IN ALL INSTANCES.

5. ALLOCATIONS – EACH MEMBER'S ALLOCABLE SHARE OF OVERALL NET INCOME OR LOSS, AS WELL AS ANY ITEM OF INCOME, GAIN, LOSS, DEDUCTION OR CREDIT RECOGNIZED BY THE COMPANY, WILL BE BASED UPON THE VARIOUS ALLOCATIONS OF SUCH ITEMS SET FORTH HEREIN, UNLESS THE ALLOCATION IS FOUND NOT TO HAVE "SUBSTANTIAL ECONOMIC EFFECT". THE MANAGERS BELIEVE THAT THE ALLOCATIONS SHOULD HAVE SUBSTANTIAL ECONOMIC EFFECT BECAUSE THE MANAGERS INTEND TO MAINTAIN CAPITAL ACCOUNTS IN ACCORDANCE WITH THE REGULATIONS, DISTRIBUTE PROCEEDS IN ACCORDANCE WITH THE MEMBERS' CAPITAL ACCOUNT BALANCES, AND INCLUDE IN THE OPERATING AGREEMENT QUALIFIED INCOME OFFSET AND MINIMUM GAIN CHARGE-BACK PROVISIONS. IN ADDITION, ALLOCATIONS

ATTRIBUTABLE TO NON-RECOURSE DEBT, IF ANY, WILL BE DETERMINED NO DIFFERENTLY THAN ANY OTHER ALLOCATIONS.

SHOULD THE IRS, ON AUDIT, MAKE A DETERMINATION WITH RESPECT TO ANY TAX ASPECTS OF THE COMPANY, WHICH THE MANAGERS DEEM IS DETRIMENTAL TO THE COMPANY OR THE MEMBERS, THE MANAGERS MAY EMPLOY ANY LEGAL MEANS NECESSARY TO CHALLENGE AND DEFEND AGAINST THE IRS' DETERMINATION. THIS COULD INVOLVE THE INCURRENCE OF SIGNIFICANT LEGAL AND ACCOUNTING FEES.

6. LIMITATIONS OF DEDUCTION OF LOSSES – A MEMBER WILL BE SUBJECT TO CERTAIN LIMITATIONS RELATED TO THE ABILITY TO DEDUCT LOSSES ALLOCATED FROM THE COMPANY TO SUCH MEMBER DURING ANY YEAR. DUE TO THE PASSIVE ACTIVITY LOSS LIMITATION AND OTHER LIMITATIONS DESCRIBED HEREIN, NO MEMBER SHOULD ASSUME, AND NO REPRESENTATION IS MADE HEREIN, THAT A TAX DEDUCTION OR CREDIT WILL BE AVAILABLE TO SUCH MEMBER FROM THE COMPANY TO REDUCE SUCH MEMBER'S FEDERAL TAXABLE INCOME OR FEDERAL INCOME TAX.

7. BASIS LIMITATION – A MEMBER IS ALLOWED TO DEDUCT SUCH MEMBER'S DISTRIBUTIVE SHARE OF THE COMPANY'S LOSSES OR DEDUCTIONS FOR ANY TAXABLE YEAR ONLY TO THE EXTENT OF THE MEMBER'S ADJUSTED BASIS OF THE MEMBER'S INTERESTS AT THE END OF SUCH YEAR. LOSSES THAT EXCEED SUCH ADJUSTED BASIS MAY BE CARRIED FORWARD INDEFINITELY AND, SUBJECT TO OTHER APPLICABLE LIMITATIONS, DEDUCTED IN SUCCEEDING YEARS TO THE EXTENT SUCH ADJUSTED BASIS AT THE END OF EACH SUCH SUCCEEDING YEAR EXCEEDS ZERO BEFORE REDUCTION BY ANY LOSS FOR SUCH YEAR. IN ADDITION, ANY MONEY DISTRIBUTED (OR DEEMED DISTRIBUTED) TO A MEMBER IN EXCESS OF THE MEMBER'S ADJUSTED BASIS IN THE MEMBER'S INTERESTS WILL BE TAXED AS GAIN FROM THE SALE OR EXCHANGE OF THE MEMBER'S INTERESTS.

8. PASSIVE ACTIVITY LOSS LIMITATION – THE INTERESTS SHOULD BE TREATED AS AN INVESTMENT IN A PASSIVE ACTIVITY, AND THE MEMBERS WILL NOT BE ACTIVELY OR MATERIALLY PARTICIPATING IN THE MANAGEMENT OF THE COMPANY. THUS, LOSSES GENERATED BY THE COMPANY AND ALLOCATED TO A MEMBER MAY BE DEDUCTED IN ANY TAXABLE YEAR SOLELY TO THE EXTENT OF SUCH MEMBER'S PASSIVE ACTIVITY INCOME AND CREDITS GENERALLY WILL BE LIMITED TO THE TAX ALLOCABLE TO THE PASSIVE ACTIVITIES. ANY DISALLOWED LOSS OR CREDIT FROM A PASSIVE ACTIVITY WILL BE TREATED AS A DEDUCTION OR CREDIT ALLOCABLE TO SUCH ACTIVITY IN THE NEXT TAXABLE YEAR. THE PASSIVE LOSS RULES PROVIDE THAT UPON A FULLY TAXABLE DISPOSITION OF THE TAXPAYER'S ENTIRE INTEREST IN A PASSIVE ACTIVITY, ANY SUSPENDED LOSSES WILL BE DEDUCTIBLE WITHOUT REGARD

TO THE AMOUNT OF PASSIVE INCOME. HOWEVER, CREDITS THAT ARE NOT RELATED TO THE MEASUREMENT OF REAL ECONOMIC LOSSES OF THE TAXPAYER WILL NOT BECOME ALLOWABLE MERELY BY REASON OF A DISPOSITION, BUT ONLY WHEN SUFFICIENT TAX ON PASSIVE INCOME IS REALIZED. THE PASSIVE LOSS RULES APPLY TO INDIVIDUALS, ESTATES, TRUSTS, CLOSELY-HELD CORPORATIONS AND ANY PERSONAL SERVICE CORPORATION. INCOME ALLOCABLE TO A MEMBER WILL GENERALLY BE FILM INCOME, AND MEMBERS SUBJECT TO THE PASSIVE ACTIVITY LOSS RULES WILL NOT BE ABLE TO DEDUCT PASSIVE LOSSES AGAINST SUCH INCOME.

9.  AT-RISK LIMITATION – EACH MEMBER'S DEDUCTION OF THE MEMBER'S SHARE OF ALLOCABLE LOSSES FROM THE COMPANY WILL BE LIMITED TO SUCH MEMBER'S CASH CONTRIBUTIONS PLUS THE MEMBER'S SHARE OF ANY QUALIFIED NON-RECOURSE FINANCING.

10. CAPITAL LOSS LIMITATION – NON-CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS PLUS $3,000. CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS. UNUSED CAPITAL LOSSES MAY BE CARRIED FORWARD TO FUTURE TAX YEARS.

11. MISCELLANEOUS ITEMIZED EXPENSES – A NON-CORPORATE MEMBER'S DEDUCTION OF MISCELLANEOUS ITEMIZED EXPENSES IS LIMITED TO THE EXCESS OF THOSE AMOUNTS OVER 2% OF THE INDIVIDUAL'S ADJUSTED GROSS INCOME. THIS LIMITATION MAY APPLY TO A NON-CORPORATE MEMBER'S SHARE OF THE COMPANY'S EXPENSES. ALSO, SUCH EXPENSES WILL NOT BE ALLOWED IN CALCULATING ALTERNATIVE MINIMUM TAXABLE INCOME.

12. CASH DISTRIBUTIONS – CASH DISTRIBUTIONS GENERALLY WILL NOT BE TAXABLE AS INCOME TO A MEMBER TO THE EXTENT OF SUCH MEMBER'S BASIS IN THE MEMBER'S INTERESTS IMMEDIATELY BEFORE THE DISTRIBUTION, BUT THE AMOUNT RECEIVED WILL REDUCE THE BASIS OF SUCH INTERESTS (BUT NOT BELOW ZERO). CASH DISTRIBUTIONS IN EXCESS OF SUCH BASIS GENERALLY WILL BE CONSIDERED TO BE GAIN FROM THE SALE OR EXCHANGE OF THE MEMBER'S INTERESTS, TAXABLE IN ACCORDANCE WITH THE RULES DESCRIBED BELOW WITH RESPECT TO A SALE OR OTHER DISPOSITION OF INTERESTS. A REDUCTION IN A MEMBER'S SHARE OF COMPANY LIABILITIES MAY BE TREATED AS A DISTRIBUTION OF CASH TO SUCH MEMBER.

13. SALE OR OTHER DISPOSITION OF INTERESTS – GAIN OR LOSS REALIZED ON THE SALE OR EXCHANGE OF ALL OR PART OF A MEMBER'S INTERESTS WILL GENERALLY BE TREATED AS CAPITAL GAIN OR LOSS. A CAPITAL LOSS UPON A SALE OR EXCHANGE MAY BE SUBJECT TO SEVERE LIMITATIONS ON DEDUCTIBILITY ON THE MEMBER'S TAX RETURNS.

14. STEP-UP IN BASIS ELECTION – IN THE CASE OF A TRANSFER OF A COMPANY INTEREST BY SALE OR AS A RESULT OF THE DEATH OF A MEMBER, THE TRANSFEREE OF SUCH COMPANY INTEREST IS TREATED AS THOUGH THE TRANSFEREE ACQUIRED AN INTEREST DIRECTLY IN THE TRANFEREE'S SHARE OF THE ASSETS OF THE COMPANY, WITH A NEW TAX BASIS FOR SUCH ASSETS EQUAL IN THE AGGREGATE TO THE TRANSFEREE'S BASIS IN THE TRANSFEREE'S COMPANY INTEREST AT THE DATE OF ACQUISITION. THE MANAGERS HAVE THE RIGHT, IN THEIR SOLE AND ABSOLUTE DISCRETION, TO MAKE OR DECLINE TO MAKE AN ELECTION WHICH WOULD RESULT IN SUCH TRANSFEREE OBTAINING THE BENEFIT OF A "STEPPED-UP" BASIS FOR PURPOSES OF DETERMINING GAIN OR LOSS ON THE SALE OF THE COMPANY'S ASSETS, IF SUCH TRANSFEREE'S BASIS IS GREATER THAN THE TRANSFEREE'S SHARE OF THE COMPANY'S BASIS FOR THE TRANSFEREE'S ASSETS. THE FAILURE TO MAKE SUCH AN ELECTION DOES NOT AFFECT THE RIGHT OF THE MANAGERS TO MAKE OR DECLINE TO MAKE SUBSEQUENT ELECTIONS. THE MANAGERS' DECISION REGARDING THE MAKING OF SUCH AN ELECTION SHALL BE MADE IN THE BEST INTERESTS OF THE COMPANY BASED ON THE ADVICE OF COUNSEL AND THE COMPANY'S ACCOUNTANTS.

15. LIQUIDATION OF THE COMPANY – A MEMBER WILL NOT ORDINARILY RECOGNIZE GAIN OR LOSS UPON TERMINATION OF THE COMPANY AND DISTRIBUTION OF THE COMPANY'S ASSETS TO THE MEMBERS. HOWEVER, GAIN WOULD BE RECOGNIZED TO THE EXTENT OF ANY CASH DISTRIBUTION IN EXCESS OF THE ADJUSTED BASIS OF THE MEMBER'S INTEREST IN THE COMPANY IMMEDIATELY BEFORE DISTRIBUTION. GENERALLY, A LOSS WOULD NOT BE RECOGNIZED UNLESS A MEMBER RECEIVES ONLY CASH AND THEN ONLY TO THE EXTENT THAT THE MEMBER'S ADJUSTED TAX BASIS IN THE MEMBER'S COMPANY INTEREST EXCEEDS THE SUM OF ANY CASH RECEIVED.

16. TAX ACCOUNTING – THE COMPANY WILL BE REQUIRED TO FILE AN INFORMATION TAX RETURN. THE MANAGERS INTEND TO PROVIDE INFORMATION ON ITS OPERATIONS TO ALL MEMBERS (AND ANY ASSIGNEES OF INTERESTS NOT YET ADMITTED AS SUBSTITUTED MEMBERS) WITHIN 90 DAYS AFTER THE CLOSE OF EACH FISCAL YEAR OF THE COMPANY FOR THE MEMBERS' USE IN PREPARATION OF THEIR INCOME TAX RETURNS